Exhibit 99.1

Aphria and DCM SUBSIDIARY Perennial launch joint venture to create original, consumer-centric brands offering CANNABIS-infused products

Joint venture partners Aphria’s cannabis expertise with Perennial’s international brand strategy experience

Leamington, Ontario & Brampton, Ontario - November 7, 2018 - Aphria Inc. (“Aphria” or the “Company”) (TSX: APHA and NYSE: APHA) and Perennial Inc. (“Perennial”), a subsidiary of DATA Communications Management Corp. (“DCM”) (TSX: DCM) are excited to announce they have closed the transaction announced on August 14 to establish a joint venture (the “JV”) devoted to creating original, consumer-driven brands and products for the adult-use cannabis market.

The JV will leverage Aphria’s expertise as a leading global cannabis producer and Perennial’s experience with international brand development and strategy to introduce new, cannabis-infused products to the Canadian and legal international markets. The JV will look beyond just edibles and beverages to a range of products designed to meet consumer demand in the cannabis and wellness space. Perennial has a successful track record of creating go-to-market strategies for major CPG and retail clients throughout North America and around the world.

“The brands that stand the test of time are the ones created with an understanding of the marketplace, an original and effective answer to a consumer need, and a message that’s relevant to people’s lives,” said Chris Lund, Chief Innovation Officer of Perennial. “We’ve been the thought leaders behind our clients’ brand strategies, creative development and execution for over 25 years - and now we relish the opportunity to create our own brands from scratch with Aphria, an industry-leading partner. We look forward to working with Aphria to bring innovative consumer-centric products and brands to life in the bourgeoning cannabis market.”

Through the JV, Aphria and Perennial will focus on developing new products, product categories and consumer-driven brands, with an initial focus on cannabis-infused products for the wellness, medical and adult-use markets.

“With this partnership, Aphria is advancing its industry-defining approach to developing the cannabis-based products of tomorrow,” said Jakob Ripshtein, President of Aphria. “The long-term future of this industry will be driven by consumer-centric R&D, innovation-led product and brand development and the ability to execute. Aphria is setting this standard today, and we will continue to pursue the most strategic opportunities and partnerships to bring consumer-focused innovations that define the future of this global industry.”

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario - the greenhouse capital of Canada - Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

About Perennial Inc., a DCM Company

For more than 25 years, Perennial has been the trusted partner for many of North America’s top brands in retail, financial services, and consumer packaged goods. Perennial has provided business strategy, brand strategy, consumer insights, and design to leading brands like Royal Bank of Canada, Loblaw Companies Limited, McKesson Canada, Coca-Cola, and The Home Depot Canada. Through innovative thinking, clever storytelling, and strategic solutions, Perennial drives clients’ sales today while building their brands for tomorrow.

About DATA Communications Management Corp.

DCM is a communication solutions partner that adds value for major companies across North America by creating more meaningful connections with their customers. We pair customer insights and thought leadership with cutting-edge products, modular enabling technology, and services to power our clients’ go-to-market strategies. We help our clients manage how their brands come to life, determine which channels are right for them, manage multimedia campaigns, deploy location-specific and 1:1 marketing, execute custom loyalty programs, and fulfill their commercial printing needs all in one place.

Our extensive experience has positioned us as experts at providing communication solutions across many verticals, including the financial, retail, healthcare, consumer health, energy, and not-for-profit sectors. Thanks to our locations throughout Canada and in the United States, we are able to meet our clients’ varying needs with scale, speed, and efficiency - no matter how large or complex the ask. And we can do it all with advanced data security, regulatory compliance, and bilingual communications, in print or digital.

Additional information relating to DATA Communications Management Corp. is available on www.datacm.com, and in the disclosure documents filed by DATA Communications Management Corp. on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

For further information, contact:

Mr. Gregory J. Cochrane

President & CEO

DATA Communications Management Corp.

Tel: (905) 791-3151

Mr. James E. Lorimer

Chief Financial Officer

DATA Communications Management Corp.

ir@datacm.com

Tel: (905) 791-3151

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications, Aphria

tamara.macgregor@aphria.com

437-343-4000

For investor inquiries please contact:

John Sadler

Vice President, Investor Relations, Aphria

john.sadler@aphria.com

416-315-0600

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the wellness, medical and adult-use marijuana markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the wellness, medical and adult-use marijuana industry in Canada and internationally generally; income tax and regulatory matters; the ability of Aphria, DCM and the JV to implement their respective business strategies; expectations regarding the anticipated benefits and synergies of the JV; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.